SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 17, 2020, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2020	09/30/2019
Results of the period (nine-month period)	8,340	15,017
Attributable to:
Shareholders of the controlling company	6,615	4,509
Non-controlling interest	1,725	10,508

2. Other integral results of the period	in million ARS
	09/30/2020	09/30/2019
Other integral results of the period (nine-month period)	(8,673)	15,847
Attributable to:
Shareholders of the controlling company	(3,701)	(941)
Non-controlling interest	(4,972)	16,788

3. Total integral results of the period	in million ARS
	09/30/2020	09/30/2019
Total integral results of the period (nine-month period)	(333)	30,864
Attributable to:
Shareholders of the controlling company	2,914	3,568
Non-controlling interest	(3,247)	27,296

4. Equity details	in million ARS
	09/30/2020	09/30/2019
Share Capital	575	575
Treasury shares	4	4
Comprehensive adjustment of capital stock and of treasury shares	14,613	14,613
Additional paid-in capital	15,653	15,653
Premium for trading of treasury shares	104	85
Legal Reserve	522	522
Special Reserve (Resolution CNV 609/12)	10,124	10,121
Cost of treasury share	(184)	(173)
Changes in non-controlling interest	(5,690)	(5,863)
Reserve for share-based payments	209	220
Reserve for future dividends	1,822	1,821
Revaluation Surplus	524	112
Reserve for conversion	744	(584)
Special Reserve	11,190	(334)
Reserve for coverage instruments	(257)	(10)
Reserve for defined benefit plans	215	76,906
Other subsidiary reserves	-	37
Retained earnings	20,177	(62,193)
Shareholders’ Equity attributable to controlling company’s shareholders	70,375	51,512
Non-controlling interest	23,364	62,562
Total shareholder's equity	93,739	114,074

Pursuant to Article 63 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 359,102,211 shares directly and indirectly (through Helmir S.A.), which represents 62.3% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on September 30, 2020, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 217,438,879 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 37.6% of the issued share capital.

As of September 30, 2020 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on September 30, 2020, the following can be highlighted:

●
The net result for the first quarter of fiscal year 2021 recorded a gain of ARS 8,340 million compared to ARS 15,017 million in the same period of 2020. The result from continuing operations recorded a gain of ARS 14,736 million mainly due to higher results from changes in the fair value of the investment properties.

●
The result of discontinued operations recorded a loss of ARS 6,396 million as a result of the deconsolidation of the investment in Israel since September 30, 2020.

●
On March 20, as a consequence of the social, preventive and mandatory lockdown due to the COVID-19 pandemic, the closure of shopping malls and hotels throughout the country took place. This impact has been reflected in the results of the first quarter of the year since the main shopping malls of the company, located in the city of Buenos Aires, opened their doors later, in October and the hotels remain closed.

●
Adjusted EBITDA reached ARS 4,786 million in the first quarter of fiscal year 2021, increasing 155.0% compared to the first quarter of 2020, mainly explained by the Sales and Developments segment, whose EBITDA reached ARS 4,923 million due to sales made by our subsidiary IRSA Commercial Properties of the Bouchard 710 and the Boston Tower office buildings. Adjusted EBITDA of the rental segments reached ARS 92 million, which represents a 96% decrease compared to the same period of the previous year.

●
After the end of the quarter, we completed an exchange of the Series I Notes for a nominal value of USD 181.5 million. The nominal value of the notes presented and accepted for exchange was approximately USD 178.5 million, which represents a 98.31% acceptance, through the participation of 6,571 orders.

●
As a subsequent event, we announced the distribution of a dividend in shares of IRSA Propiedades Comerciales for the sum of ARS 484 million (0.002613 shares of IRSA PC per share of IRSA and 0.02613 per ADR of IRSA). The payment was effective on November 17.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 17, 2020